UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K /A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File No. 001-38145

Fury Gold Mines Limited
(Translation of registrant’s name into English)

1630-1177 West Hastings Street, Vancouver, BC, V6E 2K3 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

   Explanatory Note

The Registrant is furnishing this amended Form 6-K in order to include a revised Exhibit 99.2 – “Management’s Discussion and Analysis For the Three Months Ended March 31, 2022”.   The Exhibit 99.2 included with the Company’s original Form 6-K dated May 12, 2022 inadvertently included two references to “Q1 2021 Highlights”.  The revised Exhibit 99.2 has corrected these references to “Q2 2022 Highlights”.  There were no other amendments to the Exhibit 99.2 and no financial figures have changed.

SUBMITTED HEREWITH

Exhibits

Exhibit 99.1	Condensed Interim Consolidated Financial Statements (Unaudited) For The Three Months Ended March 31, 2022
Exhibit 99.2	Management’s Discussion And Analysis For The Three Months Ended March 31, 2022
Exhibit 99.3	CEO certification of interim filings
Exhibit 99.4	CFO certification of interim filings

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fury Gold Mines Limited

Date: May 12, 2022	By:	/s/ Lynsey Sherry
Lynsey Sherry
Chief Financial Officer

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